SI [redacted] ISSION

15026476

SEC Mail Processing Section

FEB 25 2015

Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equable Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. 121st Street
(No. and Street)

Wauwatosa	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark R. Gaulke 414-475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly Penner and Benton LLP
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd. Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/27/15

OATH OR AFFIRMATION

I, Clark R. Gaulke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equable Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Notary Public

NOTARY PUBLIC MARK CHOVANEC STATE OF WISCONSIN

Commission Expires 1-29-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Equable Securities Corporation
Wauwatosa, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Equable Securities Corporation, (Company), as of December 31, 2014 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

Report on Supplementary Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 ("Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
February 09, 2015
Milwaukee, Wisconsin

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Financial Condition
December 31, 2014

ASSETS

Current Assets:		
Cash and equivalents	$	477,902
Commissions receivable		41,572
Other receivables		2,837
Prepaid expenses		2,135
Refundable income taxes		5,952
Total current assets		530,398
Property and Equipment:		
Furniture and equipment		197,278
Leasehold improvements		55,994
Total property and equipment		253,272
Accumulated depreciation		218,847
Net book value		34,425
Total assets	$	564,823

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	27
Commissions payable		20,098
Accrued retirement plan contribution		61,288
Payable to parent company		117
Federal income tax payable		4,466
Accrued property tax		13,283
Total current liabilities		99,279
Deferred income tax payable		1,953
Total liabilities		101,232
Stockholder's Equity:		
Common stock		16,000
Retained earnings		447,591
Total stockholder's equity		463,591
Total liabilities and stockholder's equity	$	564,823

The accompanying notes to financial statements are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Income
Year Ending December 31, 2014

Income:		
Commission income	$	1,805,623
Interest income		579
Total income		1,806,202
Expenses:		
Commissions		965,304
Selling and administrative expenses		546,757
Management fees		114,282
Occupancy expense		137,805
Regulatory fees		8,714
Depreciation expense		5,759
Total expenses		1,778,621
Net income before taxes		27,581
Provision for income tax		6,555
Net income	$	21,026

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Changes in Stockholder's Equity
Year Ending December 31, 2014

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2013	$ 16,000	$ 426,565	$ 442,565
2014 net income	0	21,026	21,026
Balance, December 31, 2014	$ 16,000	$ 447,591	$ 463,591

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Statement of Cash Flows
Year Ending December 31, 2014

Cash Flows from Operating Activities:	
Net income	21,026
Depreciation and amortization	5,759
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	5,353
Other receivables	(1,088)
Prepaid expenses	(1,174)
Refundable income taxes	(5,952)
Accounts payable	(9,973)
Commissions payable	(9,547)
Accrued retirement plan contribution	(26,026)
Payable to parent company	(4,949)
Federal income tax payable	(16,898)
State income tax payable	(4,994)
Deferred income tax payable	(465)
Accrued real estate tax	164
Net cash used in operating activities	(48,764)
Cash and equivalents, beginning of year	526,666
Cash and equivalents, end of year	477,902
Income taxes paid	7,020

The accompanying notes to financial statements
are an integral part of these statements.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2014

1. Summary of Significant Accounting Policies

Business Activity

Equable Securities Corporation (the "Company") was formed in Wisconsin on March 2, 1977. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of mutual funds and variable annuity products offered by investment companies throughout the United States on behalf of customers principally in Southeastern Wisconsin. The Company is a wholly-owned subsidiary of Equity Enterprises, Inc ("Parent Company").

Cash and Equivalents

Cash and equivalents consist of the Company's checking accounts and money market accounts.

Reserves and Custody of Securities

The Company is exempt from the full requirement of SEC Rule 15c3-3 as no customer's funds or securities are held or under the control of the Company.

Commission Income

The Company recognizes revenue at the time payment is received. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2014, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Impairment on Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of December 31, 2014.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2014
(Continued)

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

The taxable income of the Company is included in the consolidated federal income tax return of its parent company. The Parent Company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

Deferred income taxes are provided for timing differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Timing differences arise principally from the use of accelerated methods of depreciation for income tax purposes. The provision for income taxes consists of the following components:

Current	$ 7,020
Deferred tax benefit	(465)
	$ 6,555

No interest or penalties have been recorded in the financial statements as a result of any tax assessments. In addition, management is not aware of any unrecognized income tax benefits. The Company is no longer subject to United States income tax examination for years before 2011 and for years before 2010 for Wisconsin income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated all subsequent events through February 09, 2015 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital and required net capital were $419,397 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 0.24 to 1.

4. Common Stock

Common stock consists of the following:

	Authorized	Outstanding
$1 Par Per Share	50,000 shares	16,000 shares

5. 401(k) Plan

The Parent Company has adopted a 401(k) Profit Sharing Plan and Trust (the "Plan") for the benefit of its employees and the employees of the Company. The Plan is available to all employees who have attained twenty-one years of age and who have completed one year of service to the Company. The Plan allows for employee deferrals of annual salary, an employer matching contribution of 50% of the employee contribution up to 3% of annual salary, and a discretionary employer contribution as determined annually. The Company's total contribution for the year ended December 31, 2014 was $92,441.

6. Related-Party Activity

Equable Securities Corporation shares office space with its parent company under a month-to-month lease arrangement with the parent company's sole shareholder. Total lease expense was $74,100 for the year ended December 31, 2014.

Common expenses are allocated between the Company and its parent company based upon a written agreement. In 2014, Equable Securities Corporation was responsible for 95% of allocated expenses for the year.

The Company also has a management agreement with the parent company. Under this agreement, the Company is provided certain management and administrative services by personnel of the parent company. During the term of the agreement, the parent company will receive a monthly management fee equal to 6% of the Company's gross revenues for the previous month. Total management fee expense for 2014 was $114,282.

7. Statement of Financial Condition Risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

8. Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, may have exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

EQUABLE SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Notes to Financial Statements
December 31, 2014
(Continued)

9. Revenue Concentrations

Approximately 75% of the Company's revenue was received through six companies (ranging from 3% to 38% of revenue) for the year ended December 31, 2014.

Equable Securities Corporation
(A Wholly Owned Subsidiary of Equity Enterprises, Inc.)
Wauwatosa, Wisconsin

Schedule I: Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2014

Aggregate Indebtedness		
Accrued expenses	$	99,279
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	6,618
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	463,591
Add:		
Other allowable credits		1,953
Deductions:		
Non-allowable accounts receivable		(3,635)
Other assets		(8,087)
Net property and equipment		(34,425)
Net Capital		419,397
Minimum dollar net capital requirement		50,000
Capital in excess of minimum requirement	$	369,397
Ratio of aggregate indebtedness to net capital		0.24 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) & (k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Equable Securities Corporation is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i) & (k)(2)(ii).

See Independent Auditors' Report

Equable Securities Corporation
December 31, 2014
Auditor Reconciliation of Net Capital

There were no material differences between net capital as computed herein and the amount in the corresponding computation prepared by Equable Securities, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2014.

Thomas G. Wieland
David A. Grotkin
Joel A. Joyce
Brian J. Mechenich

RPB CPAs
A century of new ideas

Carrie A. Gindt
Patrick G. Hoffert
Jason J. Wrasse

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Shareholders of
Equable Securities Corporation
330 N. 121 St.
Wauwatosa, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Equable Securities Corporation (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries [SIPC-6 and overpayment carryforward] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting immaterial differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [no adjustments to compare] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments [blotter reports and client daily sales reports] supporting the adjustments noting immaterial differences; and

5. Compared the amount of any overpayment applied, if any and applied it to the current assessment with the Form SIPC-7 on which it was originally computed noting immaterial differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP
Milwaukee, WI

February 09, 2015

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

021641 FINRA DEC
Equable Securities Corporation
330 N. 121st St.
Milwaukee, WI 53226-3806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Glenn N. Bruck 414-475-0350

2. A. General Assessment (item 2e from page 2)		$ 18
B. Less payment made with SIPC-6 filed (exclude interest) 07-16-2014 (Date Paid)		(8)
C. Less prior overpayment applied		(82)
D. Assessment balance due or (overpayment)		(72)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (72)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$(72)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Equable Securities Corporation
(Name of Corporation, Partnership or other organization)

Glenn N. Bruck
(Authorized Signature)

Dated the 12th day of January, 20 15.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1806202

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1798405

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 579

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1798984

2d. SIPC Net Operating Revenues $ 7218

2e. General Assessment @ .0025 $ 18

(to page 1, line 2.A.)